Exhibit (e)(47)

35 Gatehouse Drive

Waltham, MA 02451

781-810-0120

entasistx.com

May 22, 2022

Via Email

Manos Perros

Entasis Therapeutics

35 Gatehouse Drive

Waltham, MA 02451

Re: Payment of Legal Fees

Dear Manos:

This letter will confirm that the Board of Directors (the “Board”) has agreed to pay reasonable legal fees and associated costs incurred by you in connection with (1) the negotiation of a potential transaction with Innoviva Inc. (the “Innoviva Transaction”) prior to the signing of an agreement to enter into the Innoviva Transaction, and (2) for a period of no more than six months after the closing of the Innoviva Transaction, the negotiation of an amendment to your current employment agreement with Entasis or a new agreement that will govern your employment or service relationship with Entasis, Innoviva, or one of their respective affiliates (collectively, the “Company Group”) after the Innoviva Transaction closes. The Board has agreed that providing you with separate legal counsel to negotiate the terms of any arrangements you may reach with Innoviva would help to facilitate the Innoviva Transaction and, therefore, be in the best interests of the Company and its shareholders.

You may retain counsel of your choice and the Company will have no involvement in the selection of your counsel. The Company will also not be a party to any engagement letter you may enter into with such counsel. With your selected counsel’s agreement, the Company will remit payment for reasonable fees and costs incurred in connection with the engagement directly to your counsel up to an amount not exceeding $50,000 without prior approval and authorization by the Board. In connection with such payments, the Company will not be entitled to receive detailed descriptions of the services provided or the specific time entries supporting the invoices; however, you shall confirm to the Company prior to payment of such fees that you have received such detailed descriptions of the services provided and/or the time entries supporting the invoices and agree that payment is due.

Should you have any questions regarding this decision of the Board as outlined above, please feel free to contact me.

Sincerely,

/s/ David Meek

David Meek